Filed by Digital World Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Digital World Acquisition Corp.

Commission File No.: 001-40779

Date: November 14, 2023

Explanatory Note: The following communications were made available on Truth Social’s official account on Truth Social, at https://truthsocial.com/@truthsocial/posts/111409505405198857 and https://truthsocial.com/@truthsocial/posts/111410297569438488

Truth Social O @truth social Unsurprisingly, the Fake News is defaming Truth Social, reporting utterly false information, and ignoring that yesterday’s filing was a crucial milestone toward completing our proposed merger. We will take swift legal action against any outlet that republishes these false claims.    TMTC Sanuala. FL 34232 November 14, 2t)2i Thr /MJvtwW Reporter I117$ Sanu Monica Blvd Lea Angels. CA °OI>25 ATTN: Nekcsa Mumbi Moody and Maer Roshan RF: Demand Tor Immediate Rctractiun or 1als< and Defamatory Article Ms. Moody and Mr. Rrwhan: A November It, 2021, article hy Alex Weprin knowingly or recklessly misstates mnrerial information about Trump Media & Technology Group Corp. (TMTG) contained in a publicly, available rcspstralMin statement tiled by Digital World Acquixibon Corpiinilion rDWACj on the same dale. The article omits I’MTCi and DWAC’i pubbc statements about tbc litirt£, maliciously conjures false “fads” out t>I thin air, and includes the lbLkm ins; defamatory statements “Trump’s Tnith Social Has Lost S7JM Since Launch, New Filing Show*” “Since launching in early 2022. former President Donald Trump’s Truth Social    tost $73 milium—“The filing revealed that in 2022, Truth Social lost 550 million “The filing makes no mention of |a sucanuug vnlco| service . . . except in relation to layoffs “ â–     “In May of 2022, Tnimp agreed in make Truth Social h« primary social platform .. “ The laise. dcianuikiry statements and material omissions, and defamatory implications thereof, are so numerous thai nothing of the article’s central tin list would reman: without them. Therefore, we rii.it that The Holh»<uvtl Reporter eouiplelely retract all versions of this stoiy wbctltct online Of in punt, remove all versions of these stories fiont ns website, and delete all posts related to the story from in social media accounts, Furthermore, we demand that TV TMiWrww’ AV/iivfry publish a mutually agreeable apology in the paper’s pom edition, on its website, and on all iu social media accounts—acknowledging thai me story was false and has been retracted l.’nlcst these steps arc taken immediately, TMTO will rake swift legal action to uphold its rights and reputation. Sincerely. tri:mp Mrni* £ tf.citnoixt«-.y croup corp. Cc:    Ales Wersrin    1.12k ReTruths 2.82k Likes    Nov 14. 2023,10:02 AM

Truth Social O @truthsocial After taking a huge step toward completing our merger yesterday with DWAC’s filing with the SEC, we had to send more than a dozen retraction demands on today’s tsunami of fake news stories about the submission. Apparently, understanding a financial statement is beyond the capability of mainstream media reporters. Our lawyers are prepped and ready to hold these media outlets responsible.    TMTG bv.u Ft. UiU November 14. 2023 Rf.: Demand lor lmmcdi.tr Rrtrsvrriaa «< Katie ud Defamatory \rticl« To Whom It May Concern: \    â–     1    ,    ’    i                 t’    r    i 11 â– â– â– >:â– rf “c i c1i: v;.t.—BJgfjrijaj1 i    -rv.l , \ :.[:â– > r Trump Media it Technology Group Corp (TMTGl corvtaiaed in a publicly available rcfiatratjnei iiatcmcni filed by Digital World Acquisition Corporation (DWAO oa Nerveanhtr 13, 2011. The article alcalde* faJte and defamatory statements, including Truth Social tufpntcdly incurring a $7) million financial loss, and units IMTG and DWAC’i public siotntienli about ihc fdine. the false, deuimuiotv aiatctncnia and material omimuns. uaJ ocfauuiuly impticalHjna thereof, arc to rajracrous Out nothing of die snick s central thrust would remain wathout them I here fore, we utaai thai you completely retract all versions uf this story whether online or in print, remove all vert torn of these stones Irons your website, and delete all posts related to the story from your tonal media accounts I unhermore. we drrnud that you puMiik a mutually agreeable apology m print on your wctemc, and on all its social media accounts—acknowledging thai the story was fake and has been retracted Unless these steps are taken immediate ty, I Mid will take twrrt legal action to uphold its rights and rcpuutioa Sincerely, 1RI MP MUM \ 4 IK HMIIIKif t.KOI PCOHP.    492 ReTruths 1.45k Likes Nov 14, 2023,1 23

About Digital World Acquisition Corp.

Digital World Acquisition Corp. (Nasdaq:DWAC) is a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. To learn more, visit www.dwacspac.com.

About TMTG

The mission of Trump Media & Technology Group (TMTG) is to end Big Tech’s assault on free speech by opening up the Internet and giving people their voices back. TMTG operates Truth Social, a social media platform established as a safe harbor for free expression amid increasingly harsh censorship by Big Tech corporations.

Additional Information and Where to Find It

DWAC has filed with the SEC a registration statement on Form S-4 (as may be amended from time to time, the “Registration Statement”), which includes a preliminary proxy statement of the Company, and a prospectus in connection with a proposed business combination (the “Business Combination”) with TMTG. The definitive proxy statement and other relevant documents will be mailed to stockholders of DWAC as of a record date to be established for voting on the Business Combination. Securityholders of DWAC and other interested persons are advised to read the preliminary proxy statement/prospectus, and amendments thereto, and, when available, the definitive proxy statement/prospectus in connection with DWAC’s solicitation of proxies for the special meeting to be held to approve the Business Combination because these documents will contain important information about DWAC, TMTG and the Business Combination. DWAC’s securityholders and other interested persons will also be able to obtain copies of the Registration Statement and the proxy statement/prospectus, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Digital World Acquisition Corp., 3109 Grand Ave, #450, Miami, FL 33133.

Participants in Solicitation

DWAC and TMTG and certain of their respective directors, executive officers, other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies from the securityholders of DWAC in favor of the Business Combination. Securityholders of DWAC and other interested persons may obtain more information regarding the names and interests of DWAC’s directors and officers in the Business Combination in DWAC’s filings with the SEC, including in the definitive proxy statement/ prospectus, and the names and interests of TMTG’s directors and officers in the proposed Business Combination in the Registration Statement. These documents can be obtained free of charge from the sources indicated above. TMTG and its officers and directors who are participants in the solicitation do not have any interests in DWAC other than with respect to their interests in the Business Combination.

Forward-Looking Statements

This post contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed Business Combination between the Company and TMTG. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the Business Combination and may not be completed in a timely manner, by DWAC’s Business Combination deadline or at all, which may adversely affect the price of DWAC’s securities, (ii) the failure to satisfy the conditions to the consummation of the Business Combination, including the approval of that certain Agreement and Plan of Merger, dated as of October 20, 2021 (as amended and supplemented from time to time, the “Merger Agreement”) by the stockholders of DWAC, (iii) the risk that DWAC may not be able to terminate all of the securities purchase agreements (the “SPAs”) with certain institutional investors (the “PIPE Investors”) pursuant to which the PIPE Investors agreed to purchase up to an aggregate of 1,000,000 shares of Digital World’s Series A Convertible Preferred Stock (the “Preferred Stock”) for a purchase price of $1,000 per share for an aggregate commitment of up to $1,000,000,000 in a private placement (the “PIPE”) and as a result TMTG may determine not proceed with the Business Combination, (iv) the lack of a third-party fairness opinion in determining whether or not to pursue the proposed Business Combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the failure to achieve the minimum amount of cash available following any redemptions by DWAC stockholders, (vii) redemptions exceeding a maximum threshold or the failure to meet The Nasdaq Stock Market’s initial listing standards in connection with the consummation of the contemplated transactions, (viii) the effect of the announcement or pendency of the PIPE or the Business Combination on TMTG’s business relationships, operating results, and business generally, (ix) risks that the Business Combination disrupts current plans and operations of DWAC, (x) the outcome of any legal proceedings that may be instituted against TMTG or against DWAC related to the Merger Agreement or the Business Combination, (xi) the risk of any investigations by the SEC or other regulatory authority relating to the PIPE, the Merger Agreement or the Business Combination and the impact they may have on consummating the transactions, (xii) Truth Social, TMTG’s initial product, and its ability to generate users and advertisers, (xiii) changes in domestic and global general economic conditions, (xiv) the risk that TMTG may not be able to execute its growth strategies, (xv) risks related to the future pandemics and response and geopolitical developments, (xvi) risk that TMTG may not be able to develop and maintain effective internal controls, (xvii) costs related to the Business Combination and the failure to realize anticipated benefits of the Business Combination or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions, (xviii) DWAC’s ability to timely comply with Nasdaq’s rules and complete the Business Combination, (xix) risks that DWAC or TMTG may elect not to proceed with the Business Combination after completing their respective updated due diligence investigations, and (xx) those factors discussed in DWAC’s filings with the SEC, including in the Registration Statement filed on November 13, 2023 relating to the Business Combination. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that are described in the “Risk Factors” section of the Registration Statement and in DWAC’s Annual Report on Form 10-K, as amended, for the year ended December 31, 2022, as filed with the SEC on October 30, 2023 (the “2022 Annual Report”) and in other reports DWAC files with the SEC. You should not place undue reliance on any forward-looking statements, which are based only on information currently available to DWAC (or to third parties making the forward-looking statements).

These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and while DWAC and TMTG may elect to update these forward-looking statements at some point in the future, they assume no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Neither DWAC nor TMTG gives any assurance that DWAC, TMTG, or the combined company, will achieve its expectations.